Filed by World Color Press Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company : World Color Press Inc.

Commission File No. 333-165259

May 10, 2010	13/10

For immediate release

WORLDCOLOR

ANNOUNCES FIRST QUARTER 2010 RESULTS

HIGHLIGHTS

•                  First quarter 2010 adjusted EBITDA of $79 million compared to $36 million in the first quarter of 2009

•                  First quarter adjusted EBITDA margin 11.4% compared to 4.8% in the first quarter of 2009

•                  Third consecutive quarter-over-quarter increase in adjusted EBITDA and EBITDA margin despite lower volume

•                  First quarter revenues of $692 million compared to $752 million in the first quarter of last year

•                  First quarter free cash flow of $98 million compared to $75 million in first quarter of 2009

•                  First quarter operating income before IAROC of $34 million compared to an operating loss of $14 million in first quarter of 2009

Montréal, Canada — Worldcolor (TSX: WC, WC.U) more than doubled adjusted EBITDA in the first quarter of 2010 compared to the same period in 2009. This improvement was achieved because of the Company’s strict focus on restructuring initiatives, cost reductions and process improvements, which more than offset lower volume compared to the first quarter of 2009.

In the first quarter of 2010, Worldcolor generated revenues of $692 million compared to $752 million in the first quarter of 2009. Operating income in the first quarter of 2010 before impairment of assets, restructuring and other charges (IAROC) was $34 million compared to an operating loss before IAROC of $14 million in the first quarter of 2009. Adjusted EBITDA was $79 million in the first quarter of 2010 compared to $36 million in the first quarter of 2009. The higher adjusted EBITDA in the quarter was largely due to the benefits of restructuring, continuous improvement projects and ongoing cost containment initiatives which significantly improved operational efficiency. In the first quarter of 2010, cost of sales decreased by 16% compared to the first quarter of 2009 while revenues in the first quarter 2010 decreased by 8% compared to the same period last year. Free cash flow in the first quarter was $98 million which was $23 million higher than in the first quarter of 2009.

“This is the third consecutive quarter in which we have increased our adjusted EBITDA and adjusted EBITDA margins compared to the same period in the prior year, in each case in an amount that exceeded our expectations. We saw a direct benefit from our restructuring and other cost containment initiatives announced last year and which continued in the first quarter,” said Mark Angelson, Chairman and CEO of Worldcolor. “These measures, as well as the streamlining of our North America printing operations into one platform, have enabled us better to serve our customers and to improve our results despite challenging market conditions and continued lower advertising spending.”

For the first quarter, Worldcolor reported a net loss of $29 million, compared to a net loss of $126 million for the same period in 2009. These results incorporated IAROC, net of income taxes, of $36 million, compared with IAROC, net of income taxes, of $11 million for the same period in 2009. The restructuring costs related largely to plant closures announced in the current year of the following facilities in North America: Oberlin, OH; Dyersburg, TN; West Bridgewater, MA; Richmond Hill, ON; St-Romuald, QC; Bromont, QC; as well as various workforce reductions. The 2010 restructuring initiatives affected a total of 1,700 employees, of which 401 positions were eliminated as of March 31, 2010 and 1,299 positions are expected to be eliminated as the aforementioned facilities are closed.

Quad/Graphics Transaction

During the first quarter of 2010 Worldcolor and Quad/Graphics Inc., entered into a definitive arrangement agreement whereby Quad/Graphics will acquire Worldcolor. Concurrent with the closing of the transaction Quad/Graphics intends to become a publicly traded company. Under the terms of the agreement, Worldcolor shareholders will receive at closing approximately 40% of the outstanding shares of Quad/Graphics and Quad/Graphics shareholders will hold approximately 60% of the shares, and Worldcolor shareholders will receive up to $93,333,333 of cash consideration, the final amount of which will be determined at closing. The transaction has cleared antitrust regulatory requirements in the United States and Canada, and is expected to close early in the summer of 2010 subject to shareholder approvals, court approval and satisfaction of other customary closing conditions.

Fresh Start Reporting

Upon emergence from protection under the Companies’ Creditors Arrangement Act in Canada (“CCAA”) and Chapter 11 in the United States, the Company adopted “fresh start” financial accounting. Under fresh start accounting, Worldcolor, the Successor, became a new entity for financial reporting purposes.  Accordingly, the Consolidated Financial Statements of the Successor on or after August 1, 2009 are not comparable to the Consolidated Financial Statements of the Predecessor prior to that date.

Use of Non-GAAP Measures

In the discussion of our 2010 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA, Adjusted EBIT, and free cash flow. Adjusted EBITDA excludes the following items: IAROC, financial expenses, effective interest on preferred shares classified as a liability, depreciation, amortization, reorganization expenses and income taxes, that are not under the control of the business segments and that are not considered in the measurement of their profitability. These items are typically managed by Worldcolor’s corporate head office which focuses on strategy development and overseas governance, policy, compliance, human resources, legal, tax and other financial matters. These measures do not have any standardized meanings provided by GAAP. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figure 5 and 6, “Reconciliation of non-GAAP Measures” of our first quarter 2010 management’s discussion and analysis filed with the Canadian securities regulatory authorities at www.sedar.com and furnished to the United States Securities and Exchange Commission at www.sec.gov.

A copy of our first quarter 2010 management’s discussion and analysis is also available on the Company’s website at www.worldcolor.com.

Cautionary Note

In connection with the Quad/Graphics transaction, the Company prepared projected financial information to be included in Quad/Graphics’ Form S-4 Registration Statement (“Form S-4”) to register the offering of its Class A common stock with the Securities and Exchange Commission in the U.S. The Company’s historical financial and operating results are not necessarily indicative of its financial performance for any future period, and there is no guarantee that the Company will achieve its projected financial performance for other future periods set forth in Quad/Graphics’ Form S-4. The Company has no intention nor is it in any way updating or reaffirming any projections.

There are numerous factors that can affect the performance of the Company’s business, including the risks and uncertainties described in the Company’s most recent Annual Report and quarterly financial statements and corresponding management’s discussion and analysis furnished to the SEC on Form 6-K, including under the captions “Forward- Looking Statements” and “Risk Factors.” As they relate to projected financial information, see Quad/Graphics Form S-4, “The Arrangement Projected Financial Information” for cautionary language regarding the projections.

Conference Call

Worldcolor will hold a conference call to discuss first quarter results. The call will take place at 10:00 AM eastern time on Monday, May 10. The call will be hosted by Worldcolor Chairman and CEO Mark Angelson and CFO Andy Hines. Senior management from Quad/Graphics once again will participate as guests.

The conference call can be accessed by phone

1)              Dial in the Conference Access Number: 1 866-439-4712 or 1-212-457-9845

2)              Enter the Participant PIN Code: 692373#

3)              At the prompt, record the required details: Full Name and Company

The conference call will be broadcast live and can be accessed on the Worldcolor Website:

http://www.worldcolor.com/investors/index.aspx

Prior to the call please ensure that you have the appropriate software. The web address listed above has instructions and a direct link to download the necessary software, free of charge.

Forward-looking statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of the Company’s (the “Company”) industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as the Company’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.worldcolor.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company’s expectations as of May 10, 2010, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Additional Information and Where to Find It

This press release refers to a proposed business combination transaction between Quad/Graphics, Inc. (“Quad/Graphics”) and World Color Press Inc. (“Worldcolor”). On March 5, 2010, Quad/Graphics filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary proxy circular/prospectus. This press release is not a substitute for the preliminary proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE PROXY CIRCULAR/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089- 2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

About Worldcolor

Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor’s products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its team of approximately 16,500 employees is focused on helping clients meet their needs from facilities located in the U.S., Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru. More information about Worldcolor can be found on its Web site at www.worldcolor.com

For further information contact:

Tony Ross

Vice President, Communications

Worldcolor

514-877-5317

800-567-7070

Roland Ribotti

Vice President, Corporate Finance and Treasurer

Worldcolor

514-877-5143

800-567-7070

World Color Press Inc.

Financial Highlights

(In millions of US dollars)

(Unaudited)

	Three-month periods ended March 31,
	Successor	Predecessor
	2010	2009

Consolidated Results
Operating revenues	$692	$752
Adjusted EBITDA	79	36
Adjusted EBIT	34	(14)
IAROC	45	16
Operating loss	(11)	(30)
Net loss	(29)	(126)
Adjusted EBITDA margin *	11.4%	4.8%
Adjusted EBIT margin *	4.9%	(1.9)%
Operating margin *	(1.6)%	(4.0)%

Segmented Information
Operating revenues
North America	$637	$698
Latin America	55	56

Adjusted EBIT
North America	$40	$(13)
Latin America	1	3

Adjusted EBIT margin *
North America	6.3%	(1.9)%
Latin America	1.8%	5.4%

Selected Cash Flow Information
Cash provided by operating activities	$115	$95
Free cash flow **	98	75

	Successor
	March 31,	December 31,
	2010	2009

Financial Position
Working capital	$355	$359
Total assets	2,419	2,482
Shareholders’ equity	681	709

EBITDA: Operating income before depreciation and amortization

IAROC: Impairment of assets, restructuring and other charges

Adjusted: Defined as before IAROC

*	Margins calculated on operating revenues
**	Cash provided by operating activities, less capital expenditures, net of proceeds from disposals of assets.

Note:

The implementation of the Plan of reorganization on July 21, 2009 (the “Effective Date”) resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company has elected to adopt fresh start accounting and account for the effects of the Plan, including the cancellation of the old capital stock of Quebecor World Inc. (Predecessor) and the creation and issuance of Worldcolor’s new capital stock (Successor), as if such events had occurred on July 31, 2009 (the “Fresh-start Date”).